Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

December 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HyreCar Inc. Form 10-K for the Year Ended December 31, 2018 Filed March 28, 2019 File No. 001-38561

Ladies and Gentlemen:

Reference is made to your letter to HyreCar Inc., a Delaware corporation (the “Company”), regarding comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K filed with the Commission on March 28, 2019 and amended on April 30, 2019.

The Company hereby requests an extension of time to respond to the comments issued by the Staff. The Company is working to compile information and will file a response no later than December 31, 2019.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Respectfully,

/s/ Richard Friedman

SHEPPARD, MULLIN, RICHTER & HAMPTON llp